SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the plan year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                      to

Commission file number 1-4694

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RR Donnelley Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

R.R. Donnelley & Sons Company

35 W. Wacker Drive

Chicago, Illinois 60601-1608

RR Donnelley Savings Plan

December 31, 2014 and 2013

Note: All other schedules required by Section 2520.103-10 of the Department Of Labor’s rules and regulating and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the R.R. Donnelley & Sons Savings Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator of the

RR Donnelley Savings Plan

We have audited the accompanying statements of net assets available for benefits of the RR Donnelley Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years ended December 31, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Supplemental Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2014 and Supplemental Schedule H, line 4(a) - Schedule of Delinquent Participant Contributions for the year ended December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s Administrator. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Chicago, Illinois

June 29, 2015

RR DONNELLEY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014 AND 2013

(EMPLOYER IDENTIFICATION NUMBER 36-1004130, PLAN NUMBER 003)

	2014	2013
ASSETS
Plan investments at fair value	$2,610,246,937	$2,525,201,977
Notes receivable from participants	54,222,760	51,522,092

Total assets	2,664,469,697	2,576,724,069

LIABILITIES
Accrued expenses and other liabilities	1,378,001	265,448

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,663,091,696	2,576,458,621
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,915,698)	(6,307,273)

NET ASSETS AVAILABLE FOR BENEFITS	$2,654,175,998	$2,570,151,348

The accompanying notes are an integral part of these financial statements

RR DONNELLEY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(EMPLOYER IDENTIFICATION NUMBER 36-1004130, PLAN NUMBER 003)

	2014	2013
ADDITIONS TO NET ASSETS:
Investment income
Interest income on notes receivable from participants	$2,260,130	$2,037,716
Dividend and interest income	29,105,040	27,617,592
Net appreciation in fair value of investments	107,094,581	342,013,451

Total investment income	138,459,751	371,668,759

Contributions

Participant contributions	109,365,678	106,150,084
Rollover contributions	55,301,272	2,666,066

Total contributions	164,666,950	108,816,150

Total additions	303,126,701	480,484,909

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	216,084,031	192,490,804
Administrative expenses	3,018,020	2,723,529

Total deductions	219,102,051	195,214,333

Net increase	84,024,650	285,270,576

NET ASSETS, BEGINNING OF YEAR	2,570,151,348	2,284,880,772

NET ASSETS, END OF YEAR	$2,654,175,998	$2,570,151,348

The accompanying notes are an integral part of these financial statements

RR DONNELLEY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 and 2013

NOTE 1 – PLAN DESCRIPTION

The following description of the RR Donnelley Savings Plan (the “Plan”) is provided for general information purposes only. The Plan is a defined contribution plan sponsored by R. R. Donnelley & Sons Company (the “Company”) designed to allow eligible employees to save for retirement on a tax-advantaged basis. The Plan is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The description covers current Plan provisions, except as specifically noted otherwise. For more complete information, refer to the Summary Plan Description and the Plan document, including any modifications and amendments thereto.

Administration

The Plan is administered by the Plan’s Benefits Committee and its delegates. The Plan’s assets are held in the RR Donnelley Savings Plan Trust (the “Trust”). The Bank of New York Mellon was trustee for all of the Plan’s assets, other than with respect to assets invested through the self-directed brokerage account, from January 1, 2014 through March 31, 2014. On April 1, 2014, The Northern Trust Company became the trustee of the Trust and custodian of the Plan’s assets, other than with respect to assets invested through the self-directed brokerage accounts. Charles Schwab & Co., Inc. was custodian of assets invested through the self-directed brokerage account from January 1, 2014 through March 31, 2014. On April 1, 2014 J.P. Morgan (JPM) Securities LLC became the custodian of assets invested through the self-directed brokerage accounts. Aon Hewitt, LLC was the record keeper from January 1, 2014 through March 31, 2014. Great West Financial, operating under the brand name Empower Retirement, became the record keeper as of April 1, 2014.

Administrative Expenses

Administrative expenses paid by the Plan include recordkeeping fees, investment consulting fees, investment management fees, and most other administrative fees, including various printing and postage charges. Expenses paid by the Company include audit fees, legal fees, and some other administrative fees.

Eligibility

Generally, all employees of the Company and its U.S. subsidiaries are eligible to become Plan members (“participants”), unless they are part of a bargaining unit that does not participate in the Plan. Except with respect to certain contingent employees, eligible employees are not required to satisfy any service or age requirements to participate in the Plan and, accordingly, become eligible to participate in the Plan on their first day of employment with the Company or one of its participating affiliates. Elections to participate in the Plan are effective as soon as administratively practicable. Automatic enrollment provisions under the Plan became effective January 1, 2012. Employees hired on or after December 1, 2011 are automatically enrolled 30 days after being hired, in each case unless the employee opted, or opts, out of automatic enrollment or elected, or elects, to be enrolled earlier. Individuals who are automatically enrolled make contributions on a before-tax basis equal to 3% of eligible compensation.

Contributions

Eligible employees may elect to make before-tax, after-tax and Roth 401(k) contributions under the Plan. Subject to certain limitations, the contribution election percentages allowed are from 1%-85% of eligible compensation for before-tax, after-tax and Roth 401(k) contributions, and the total of all elections cannot exceed 85% of eligible compensation. Before-tax, after-tax and Roth 401(k) contributions are funded by payroll deductions and must be made in whole percentages of employee eligible earnings, although contributions designated as “catch-up” contributions must be designated in full dollar amounts. Participants can change contribution elections at any time. Earnings of the Plan attributable to before-tax, after-tax and matching contributions, as well as such before-tax contributions and matching contributions to the Plan, generally are not taxable to the participants until withdrawn.

The Company did not make any matching contributions during the 2014 or 2013 Plan years. In addition, the Plan permits the Company to provide a discretionary matching contribution to certain employees. The Company did not make any such discretionary matching contributions for the 2014 or 2013 Plan years. Matching contributions, when made, are contributed to the Plan in cash and invested according to the participant’s investment elections.

Employees may also roll over amounts to the Plan that were distributed from certain types of retirement plans and accounts.

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 and 2013—(Continued)

Vesting

Participants are always 100% vested in their before-tax, after-tax, Roth 401(k) and rollover contributions and investment earnings thereon. Except with respect to certain members of collective bargaining units, participants first hired before January 1, 2012 are always 100% vested with respect to matching and discretionary matching contributions (and earnings thereon), whereas participants first hired on or after January 1, 2012 do not become vested in such matching and discretionary matching contributions (and earnings thereon) until they have earned three years of service under the Plan, at which time they are 100% vested in such contributions and earnings. Different vesting rules apply to contingent employees.

Notes Receivable from Participants

Participants are permitted to borrow up to the lesser of 50% of their vested before-tax, after-tax, Roth 401(k), matching and rollover account balance, or $50,000, reduced by the highest outstanding loan balance in the last 12 months. The minimum loan amount is $1,000. Subject to certain exceptions for historical loans and loans originated under other plans, participants are allowed only one outstanding loan at any time and the maximum loan repayment period is four and a half years. The loans are secured by the balance in the participants’ accounts and bear interest at a rate equal to 1% over the prime rate, as published in the Wall Street Journal. The interest rate for the loans outstanding as of December 31, 2014 ranged from a low of 4.0% to a high of 9.5%. The participant pays an administrative fee of $50 to the Plan’s recordkeeper, Empower Retirement, at the inception of the loan. Notes receivables are valued at cost plus accrued interest.

Benefit Payments and Withdrawals

A participant’s account balance may be distributed on retirement or other termination of employment. Distributions may be made in the form of lump sum distribution of all or a portion of the participant’s account, or in installment payments. Amounts invested in the Tax Reduction Act Stock Ownership Plan (“TRASOP”) Fund and, beginning in April 2013, the RR Donnelley Stock Fund, may be distributed in the form of shares of Company stock. All other payments are made in cash.

A participant may withdraw his or her after-tax contributions and rollover contributions, and the value of the participant’s Fund B account, if any, at any time, and may withdraw an amount from his or her vested account (other than his or her TRASOP Account) while he or she is still employed if he or she incurs a financial hardship, or has attained age 59.5. A participant may withdraw all or part of his or her before-tax or Roth 401(k) contributions if he or she is performing service in the uniformed services while on active duty for more than 30 days. A participant may withdraw any portion of his or her vested account after attaining age 70.5, and will be required to begin taking distributions upon the later of his or her attainment of age 70.5 or termination of employment.

Investment Options

Participants are permitted to direct how their account balance under the Plan is invested. Subject to certain restrictions, participants can change investment elections on a daily basis. Generally, participants may invest up to 20% of their account balance and up to 20% of their current contributions in the RR Donnelley Stock Fund, and may shift their contributions into and out of the RR Donnelley Stock Fund at any time. As of December 31, 2014, the following investment options were offered under the Plan:

Core Investment Funds— investment funds that invest in different asset classes, such as fixed income funds, bond funds, stock funds, and funds that invest in alternative investments. Examples offered under the Plan as of December 31, 2014 include the following funds: stable value, fixed income index, fixed income core plus, large cap core index, large cap value, large cap growth, small-mid cap core index, small cap value, small-mid cap growth, all country world ex-US index, international equity core plus, emerging markets multi asset, and diversified real asset. Effective December 31, 2014, several investment options were removed from the Plan’s menu of investment options.

Target Date Funds— mix of investments in core investment funds that automatically reduce their level of equity risk over time and target retirement at age 65.

Conservative Income Fund— a conservative portfolio comprised of a mix of investments in core investment funds with equity risk maintained lower than any Target Date Fund.

RR Donnelley Stock Fund and TRASOP Fund— unitized funds that invest primarily in shares of common stock of the Company and hold a certain percent of assets in cash-equivalents for liquidity purposes. Due to investments in cash equivalents, the RR Donnelley Stock Fund and the TRASOP Fund may not reflect the exact performance of Company stock over any given time period. The TRASOP Fund has been considered an “employee stock ownership plan” during all periods covered by these financial statements. Effective April 2013, the RR Donnelley Stock Fund is also considered an “employee stock ownership plan.” Dividends paid on the shares of Company stock held in the TRASOP Fund have historically been passed through and paid out to participants, whereas dividends paid on the shares of Company stock held in the RR Donnelley Stock Fund have been reinvested in the fund. The TRASOP Fund is closed to new investments.

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 and 2013—(Continued)

Self-Directed Brokerage Account— participants may invest a portion of their account balance under the Plan in investment options not otherwise offered under the Plan, such as certain mutual funds, stocks, or bonds, by directing such portion of their account balance to be invested through the self-directed brokerage account offered under the Plan.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accounts of the Plan are maintained on the accrual basis of accounting. The Plan has evaluated subsequent events through June 29, 2015, which is the date that the financial statements were approved and available to be issued, for events requiring recording or disclosure in the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements, including details on inputs, valuation techniques and the fair value levels within the fair value hierarchy.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation or depreciation of investments included in the accompanying Statement of Changes in Net Assets available for Benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in the fair value of investments. Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period. The net realized gains or losses on the sale of investments represent the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year.

Plan Distributions

Benefit payments to participants are recorded upon distribution. Bank of New York Mellon and The Northern Trust Company (each, a “Trustee” and, collectively, “Trustees”) use a distribution account to make all benefit payments. Amounts are transferred from the participant’s investment fund(s) to this account as directed by the Plan administrator.

Risks and Uncertainties

The Plan provides various options for investing in securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standards Codification 820. ASU 2015-07 is effective for the Plan for years beginning after December 15, 2015 with early adoption permitted. The adoption of ASU 2015-07 is not expected to have a material impact.

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 and 2013—(Continued)

NOTE 3 – PLAN MERGERS/BATCH ROLLOVERS

The Plan did not merge with any other plan during 2014, but did accept batch rollovers during 2014 in connection with the acquisitions of Consolidated Graphics, Inc. and the North American operations of Esselte Corporation.

The Plan did not merge with any other plan during 2013, but did accept batch rollovers during 2013 in connection with the acquisition of Meisel Photographic Corporation.

NOTE 4 – INVESTMENT IN RR DONNELLEY SAVINGS PLAN

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. The amounts relating to the investment contract fair value, and related adjustment, are broken out in the Statements of Net Assets Available for Benefits.

Interest and dividends, along with net appreciation (depreciation) in the fair value of investments, are accounted for on a daily basis based upon the Plan’s participation in the various investment funds and portfolios.

The following table presents the investments held by the Plan at December 31, 2014 and 2013:

	2014	2013
Investments at fair value:
Collective trust funds	$1,253,735,293	$1,199,155,065
U.S. equity securities	519,383,840	489,364,685
Fixed income securities	282,699,453	294,995,235
Mutual funds	226,661,864	255,417,194
Non-U.S. equity securities	136,041,912	170,317,264
Cash and money market funds	120,410,984	44,825,368
Self-directed brokerage account	71,313,591	71,127,166

Total investments at fair value	2,610,246,937	2,525,201,977

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,915,698)	(6,307,273)

Total investments at contract value	$2,601,331,239	$2,518,894,704

Investment income of the Plan for the years ended December 31, 2014 and 2013 is summarized as follows:

	2014	2013
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$56,132,170	$29,067,862
U.S. equity securities	36,837,083	151,195,295
Collective trust funds	11,209,832	131,501,793
Fixed income securities	6,813,584	(17,095,301)
Self-directed brokerage account	3,208,637	11,064,955
Non-U.S. equity securities	(7,106,725)	36,278,847

Investment income	$107,094,581	$342,013,451

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 and 2013—(Continued)

Dividends and interest income for the Plan was $29,105,040 and $27,617,592 for the years ended December 31, 2014 and 2013.

The fair value of the Plan’s investments that represent 5% or more of the Plan’s net assets, at December 31, 2014 and 2013, are summarized as follows:

	2014	2013
Northern Trust Large Cap S&P 500 Index	$389,754,477	$—
Wells Fargo Fixed Income Fund F	244,245,514	231,583,389
Vanguard Large Cap Core Index	—	309,194,270

Lending of Portfolio Securities

To generate additional income, a fund may lend a percentage of its investment securities to approved institutional borrowers who need to borrow securities provided a number of conditions are satisfied, including that the loan is fully collateralized in the form of cash or U.S. government securities. Investment funds that are separately managed for the Plan do not participate in securities lending. However, the Plan invests in collective trusts and mutual funds that participate in securities lending.

Each loan is initially collateralized, in the case of: (a) loaned securities denominated in U.S. dollars or whose primary trading market is located in the U.S. to the extent of 102% of the market value of the loaned securities, or (b) loaned securities not denominated in U.S. dollars or whose primary trading market is not located in the U.S. to the extent of 105% of the market value of the loaned securities.

By lending its investment securities, a fund attempts to increase its net investment income through the receipt of interest on the loan. Any gain or loss in the market price of the securities loaned that might occur during the term of the loan would belong to a fund. Each investment option within the Plan that participates in the program receives its pro-rata share of the income or loss earned by the collateral investment fund monthly and is reflected in the calculation of the investment option’s net asset value (“NAV”).

NOTE 5 – GALLIARD STABLE VALUE FUND

The Plan assets entered into benefit-responsive investment contracts via investment in the Galliard Stable Value Fund (“the Fund”).

The Fund primarily invests in security-backed contracts issued by insurance companies and other financial institutions. A security-backed contract is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds or units of a collective fund that are owned by the Fund. The portfolio underlying the contract is maintained separately from the contract issue’s general assets, usually by a third party custodian. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustment to the future interest crediting rate, rather than reflected immediately in the net assets of the Fund. The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis and cannot credit an interest rate that is less than 0%. The issuer guarantees that all qualified participant withdrawals will be at contract value.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets.

The credit risk of each issuer is evaluated and monitored through Galliard’s credit analysis, and the underlying portfolio assets are rated investment grade at the time of purchase.

The primary variables impacting the future crediting rates of security-backed contracts include:

•	The current yield of the assets underlying the contract;

•	The duration of the assets underlying the contract; and

•	The existing difference between the fair value and contract value of the assets within the contract.

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 and 2013—(Continued)

The yield earned by the Galliard Fund at December 31, 2014 and 2013 was 1.51% and 1.48%, respectively. This represents the annualized earnings of all investments in the Fund, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the Fund at December 31, 2014, or 2013, as applicable.

The yield earned by the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund at December 31, 2014 and 2013, was 1.93% and 1.88%, respectively. This represents the annualized earnings credited to participants in the Fund divided by the fair value of all investments in the Fund at December 31, 2014, or 2013, as applicable. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates. The adjustment from fair value to contract value for fully benefit-responsive investment contracts was ($8,915,698) and ($6,307,273) at December 31, 2014 and 2013, respectively.

Security-backed contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Fund operations and are paid with a market value adjustment. Events that may trigger a market value adjustment can include the following:

•	Material amendments to the Fund’s structure or administration;

•	Changes to the participating plans’ competing investment options including the elimination of equity wash provisions;

•	Complete or partial termination of the Fund, including merger with another fund;

•	The failure of the Fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the ERISA;

•	The redemption of all or a portion of the interests in the Fund held by a participating plan including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan, the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan;

•	Any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Funds or participating plans; and

•	The delivery of any communication to plan participants designed to influence a participant not to invest in the Fund.

At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Fund’s ability to transact at contract value with participants, is probable.

Participants may redeem their shares at any time at contract value. However, there is a 90 day equity wash restriction for transfers from the Stable Value Fund to the PCRA (Brokerage) option.

NOTE 6 – FAIR VALUE MEASUREMENTS

Various inputs are used in determining the fair value of the Plan’s investments. These inputs are categorized in the three tier value hierarchy, which prioritizes valuation methodology based on the reliability of inputs, as listed below:

Level 1 – Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 – Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Valuations based on unobservable inputs reflecting the Plan’s own assumptions, consistent with reasonably available assumptions made by other market participants.

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 and 2013—(Continued)

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description by major asset categories of the valuation methodologies and levels used for determining fair value. There have been no changes in the methodology used at December 31, 2014 and 2013.

Cash and other assets – Carrying value approximates fair value. Cash and other assets are classified as Level 1.

Collective trust funds – Collective trust funds are priced using the NAV and are classified as Level 2. The NAV is deemed appropriate as these funds do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions. The investments include the Galliard Stable Value Fund as discussed in Note 5. Prices for government, agency, municipal, corporate mortgage backed, and asset backed securities of the Fund are primarily obtained from independent pricing services. These prices are based on observable market data for the same or similar securities, including quoted prices in markets that are not active, or internal matrix pricing models or other similar techniques that use observable market inputs, such as benchmark yields, expected prepayment speeds and volumes, and issuer ratings.

Equity securities – The values of individual equity securities were based on quoted prices in active markets. As such, these assets are classified as Level 1. This includes all U.S. and Non-U.S. equity securities, the RR Donnelley Stock Fund and the TRASOP fund. The individually managed self-directed brokerage accounts are also classified as Level 1 since the underlying investments are actively traded on the market or exchange.

Fixed income securities – Fixed income securities are typically priced based on a valuation model rather than a last trade basis and are not exchange-traded. These valuation models involve utilizing dealer quotes, analyzing market information, estimating prepayment speeds and evaluating underlying collateral. Accordingly, these fixed income securities are classified as Level 2.

Mutual funds – Valued at the NAV of shares held by the Plan at year end. NAV is derived by the quoted prices of underlying investments. All funds that are separately managed and not traded on an exchange are classified as Level 2. The valuation methodologies described above may generate a fair value calculation that may not be indicative of net realizable value or future fair values. While the Plan believes the valuation methodologies used are appropriate, the use of different methodologies or assumptions in calculating fair value could result in different amounts. The Plan invests in various assets in which valuation is determined by NAV. The Plan believes that the NAV is representative of fair value at the reporting date, as there are no significant restrictions on redemption of these investments or other reasons to indicate that the investment would be redeemed at an amount different than the NAV.

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 and 2013—(Continued)

The fair values of the Plan’s investments as of December 31, 2014 and 2013 were as follows:

Investment Category	Level 1	Level 2	Level 3	Total as of December 31, 2014
Cash and other assets	$120,410,984	$—	$—	$120,410,984

Collective trust funds
Fixed income securities	—	619,091,090	—	619,091,090
Large cap core index fund	—	389,754,477	—	389,754,477
Other short term investment funds	—	68,333,989	—	68,333,989
Treasury inflation protected securities fund	—	74,564,894	—	74,564,894
All country world ex-US fund	—	39,367,308	—	39,367,308
Emerging markets fund	—	36,915,275	—	36,915,275
Extended equity index fund	—	25,708,260	—	25,708,260

Total collective trust funds	—	1,253,735,293	—	1,253,735,293

U.S. equity securities	519,383,840	—	—	519,383,840

Fixed income securities	—	282,699,453	—	282,699,453

Mutual funds
Small cap fund	—	117,301,184	—	117,301,184
Diversified real asset fund	—	63,135,331	—	63,135,331
Real estate investment trust fund	—	46,225,349	—	46,225,349

Total mutual funds	—	226,661,864	—	226,661,864

Non-U.S. equity securities	136,041,912	—	—	136,041,912

Self-directed brokerage account
Cash equivalents	10,670,831	—	—	10,670,831
U.S. equity securities	37,645,970	—	—	37,645,970
Non-U.S. equity securities	142,309	—	—	142,309
Investment funds	7,492,033	—	—	7,492,033
Mutual funds	15,362,448	—	—	15,362,448

Total self-directed brokerage account	71,313,591	—	—	71,313,591

Plan investments at fair value	$847,150,327	$1,763,096,610	$—	$2,610,246,937

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 and 2013—(Continued)

Investment Category	Level 1	Level 2	Level 3	Total as of December 31, 2013
Cash and other assets	$44,825,368	$—	$—	$44,825,368

Collective trust funds
Fixed income securities	—	581,414,455	—	581,414,455
International core index fund	—	124,650,712	—	124,650,712
Large cap core index fund	—	309,194,270	—	309,194,270
Treasury inflation protected securities fund	—	82,418,407	—	82,418,407
Small cap fund	—	101,477,221	—	101,477,221

Total Collective trust funds	—	1,199,155,065	—	1,199,155,065

U.S. equity securities	489,364,685	—	—	489,364,685

Fixed income securities	—	294,995,235	—	294,995,235

Mutual funds
Diversified real asset fund	—	39,246,996	—	39,246,996
Real estate investment trust fund	—	46,882,373	—	46,882,373
Small cap fund	—	123,995,570	—	123,995,570
Emerging markets fund	—	45,292,255	—	45,292,255

Total mutual funds	—	255,417,194	—	255,417,194

Non-U.S. equity securities	170,317,264	—	—	170,317,264

Self-directed brokerage account
Cash equivalents	14,212,577	—	—	14,212,577
Common stock	34,892,096	—	—	34,892,096
Corporate obligations	229,539	—	—	229,539
Mutual funds	14,735,264	—	—	14,735,264
Preferred stock	679,712	—	—	679,712
Unit investment trusts	6,377,978	—	—	6,377,978

Total Self-directed brokerage account	71,127,166	—	—	71,127,166

Plan investments at fair value	$775,634,483	$1,749,567,494	$—	$2,525,201,977

NOTE 7 – TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter on September 16, 2013, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code, including Sections 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator, having consulted with the Plan’s counsel, believes that the Plan remains tax-exempt as of the financial statement date.

US GAAP requires Plan management to evaluate tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken. The Plan has not recognized interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of the ERISA. In the event of Plan termination, the rights of the participants in their account balances will, to the extent not already vested, become 100% vested.

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 and 2013—(Continued)

NOTE 9 – RELATED PARTY TRANSACTIONS

At December 31, 2014, the Plan held an aggregate of 2,025,313 units of Company common stock in the TRASOP Fund and the RR Donnelley Stock Fund, which funds are primarily invested in common shares of Company stock with an original cost of $38,527,521 and a market value of $33,761,968. At December 31, 2013, the Plan held an aggregate of 2,083,555 units of Company common stock in the TRASOP Fund and the RR Donnelley Stock Fund, which funds are primarily invested in common shares of Company stock with an original cost of $39,731,648 and a market value of $42,254,495.

These investments qualify as party-in-interest transactions. However, they are exempt from the prohibited transactions rules of ERISA. Certain plan investments are shares of mutual funds managed by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services are with the Trustee and are party-in-interest transactions. These fees are netted against investment income for the years ended December 31, 2014 and 2013.

The Plan reimburses the Company for certain employees’ compensation and related benefit costs related to the administration of the Plan.

NOTE 10 – RECONCILIATION TO FORM 5500

The following table reconciles the financial statements to the Plan Form 5500 as filed by the Company:

	2014	2013
Net Assets Available for Benefits per the financial statements	$2,654,175,998	$2,570,151,348
Less: Participant withdrawals payable	—	(1,192,036)
Less: Deemed distributions	(439,333)	(436,437)

NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500	$2,653,736,665	$2,568,522,875

The following is a reconciliation of the net increase in net assets per the financial statements to the Plan Form 5500 for the year ended December 31, 2014:

2014
Net increase in net assets per the financial statements	$84,024,650
Add: benefits allocated to withdrawing participants at December 31, 2013	1,192,036
Less: 2014 deemed loans activity	(2,896)

NET INCREASE IN NET ASSETS PER THE FORM 5500	$85,213,790

Benefits allocated to withdrawing participants are recorded on the Plan Form 5500 for withdrawals that have been processed and approved for payment prior to December 31st, but not yet paid as of that date.

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 and 2013—(Continued)

NOTE 11 – PLAN AMENDMENTS

The Plan was amended and restated effective June 1, 2014 to reflect certain plan design changes, including the consent to the adoption of the RR Donnelley Savings Plan effective June 1, 2014 by TOPS (The Trade Offset Printing Services Company) for the limited purpose of allowing rollovers of Esselte 401(k) loans; consent to the adoption of the RR Donnelley Savings Plan effective July 1, 2014, by TOPS for all purposes; amendment of the RR Donnelley Savings Plan to recognize prior adjusted service of TOPS employees (i) adopt the RR Donnelley Savings Plan effective June 1, 2014, for the limited purpose of allowing rollovers or Esselte 401(k) loans; adopt the RR Donnelley Savings Plan effective July 1, 2014 for all purposes, (ii) modifying time at which automatic enrollment eligible employees’ deemed elections for before-tax contributions are effective December 1, 2014, (iii) Printing Inc. employer contributions for certain union employees effective December 1, 2014, and (iv) modifications related to change in recordkeeper effective December 31, 2014.

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Cash and Other Assets
	Cash	Cash	**	$84,503,805
	Foreign Currency Cash	Foreign Currency Cash	**	243,479
	PIMCO Short-Term Portfolio	PIMCO Short-Term Portfolio	**	35,663,700

	Cash and Other Assets			$120,410,984

	Collective Trust Funds
	Alliance Bernstein Emerging Markets Fund	Emerging Markets Fund	**	$36,915,275
*	NT Collective Short Term Investment Fund	NTGI Short-Term Fund	**	68,333,989
*	NT Collective All Country World Ex-US Market Fund	ACWI ex-US Fund	**	39,367,308
*	NT Collective Aggregate Bond Index Fund	Fixed Income Securities	**	108,235,054
*	NT Collective Extended Equity Market Index	Extended Equity Index Fund	**	25,708,260
*	NT Collective S&P 500 Index Fund	Large Cap Core Index Fund	**	389,754,477
*	NT Collective TIPS Index Fund	Treasury Inflation Protected Securities	**	74,564,894
	Wells Fargo Fixed Income Fund A	Fixed Income Securities	**	100,456,313
	Wells Fargo Fixed Income Fund F	Fixed Income Securities	**	244,303,061
	Wells Fargo Fixed Income Fund L	Fixed Income Securities	**	91,058,573
	Wells Fargo Short Term Investment Fund S	Fixed Income Securities	**	75,038,089

	Collective Trust Funds			$1,253,735,293

	U.S. Equity Securities
	2U, Inc.	Common Stock	**	$554,596
	AbbVie Inc.	Common Stock	**	1,996,467
	Adoby Systems Incorporated	Common Stock	**	2,408,922
	Adtran Inc	Common Stock	**	90,823
	Advent Software Inc	Common Stock	**	538,469
	AES Corp	Common Stock	**	1,922,110
	Aetna, Inc.	Common Stock	**	905,760
	Akamai Technologies Inc	Common Stock	**	1,038,945
	Alaska Air Group Inc	Common Stock	**	2,455,431
	Albemarle Corp	Common Stock	**	812,496
	Alcoa Inc	Common Stock	**	917,864
	Alexion Pharmaceuticals, Inc.	Common Stock	**	3,282,294
	Allegheny Technologies Inc	Common Stock	**	1,105,776
	Allscripts Healthcare Solutions, Inc.	Common Stock	**	523,046
	Ally Financial, Inc.	Common Stock	**	1,061,885
	Altera Corp	Common Stock	**	636,451
	Amazon.Com Inc	Common Stock	**	2,395,658
	Amdocs Ltd	Common Stock	**	830,637
	American Airlines Group Inc	Common Stock	**	1,214,053
	American Electric Power Co., Inc.	Common Stock	**	2,867,935
	American Express Co	Common Stock	**	2,167,366
	American International Group Inc	Common Stock	**	3,950,144
	American Tower Corp	Common Stock	**	2,976,488
	Ameriprise Financial Inc	Common Stock	**	2,060,604

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	AmerisourceBergen Corp.	Common Stock	**	2,496,696
	Amgen Inc	Common Stock	**	2,590,218
	Anthem Inc	Common Stock	**	2,170,458
	Apple Inc	Common Stock	**	11,618,499
	Applied Materials, Inc.	Common Stock	**	2,318,784
	Ares Commercial Real Estate Corp	Common Stock	**	533,250
	Armstrong World Industries, Inc.	Common Stock	**	662,892
	Arrow Electronics, Inc.	Common Stock	**	1,287,805
	Assurant Inc	Common Stock	**	1,280,175
	AT&T, Inc.	Common Stock	**	3,315,873
	Atmel Corporation	Common Stock	**	667,374
	Avis Budget Group, Inc.	Common Stock	**	2,003,100
	Avnet, Inc.	Common Stock	**	92,020
	AXIS Capital Holdings Ltd	Common Stock	**	1,301,999
	Baker Hughes Incorporated	Common Stock	**	1,499,739
	Belden Inc	Common Stock	**	2,631,728
	Berkshire Hathaway, Inc. Cl B	Common Stock	**	1,387,281
	Berry Plastics Group Inc	Common Stock	**	2,003,937
	Biogen Idec Inc	Common Stock	**	5,542,272
	Biomarin Pharmaceutical Inc	Common Stock	**	387,391
	Blackrock Inc	Common Stock	**	1,837,160
	Boise Cascade Co	Common Stock	**	914,124
	Brightcove, Inc.	Common Stock	**	1,024,923
	Bunge Ltd	Common Stock	**	2,452,204
	Cabot Corp	Common Stock	**	760,105
	Cabot Oil & Gas Corp	Common Stock	**	759,995
	Calpine Corp	Common Stock	**	1,808,512
	Cameron Intl Corp.	Common Stock	**	2,598,748
	Capital One Financial Corp.	Common Stock	**	3,654,307
	Cardinal Health Inc	Common Stock	**	2,943,031
	Career Education Corp.	Common Stock	**	20,886
	Carlisle Cos Inc	Common Stock	**	661,647
	Carrizo Oil & Gas Inc	Common Stock	**	2,035,480
	CBOE Holdings, Inc	Common Stock	**	1,159,488
	CBRE Group Inc	Common Stock	**	1,669,707
	Celanese Corp	Common Stock	**	368,399
	Celgene Corp	Common Stock	**	4,644,103
	Celladon Corp.	Common Stock	**	410,984
	CenturyLink, Inc.	Common Stock	**	1,377,732
	Cerner Corp	Common Stock	**	2,028,936
	CF Industries Holdings Inc	Common Stock	**	1,528,450
	Chevron Corp	Common Stock	**	551,642
	Chico’s FAS Inc	Common Stock	**	459,521
	Chipotle Mexican Grill, Inc.	Common Stock	**	1,943,616
	Cigna Corp.	Common Stock	**	1,357,356
	Citigroup, Inc.	Common Stock	**	5,138,422
	Cogent Communications Group Inc	Common Stock	**	2,150,655
	Cognizant Technology Solutions Corp	Common Stock	**	2,143,669
	Comcast Corp. Cl A Common Stock	Common Stock	**	2,219,445
	Computer Sciences Corp.	Common Stock	**	391,672
	Consol Energy Inc	Common Stock	**	266,511
	Continental Resources Inc	Common Stock	**	838,407

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Control4 Corp.	Common Stock	**	384,317
	CoStar Group, Inc.	Common Stock	**	1,482,470
	Costco Wholesale Corp	Common Stock	**	1,741,803
	CVS Caremark Corp	Common Stock	**	2,168,280
	Cypress Semiconductor Corp	Common Stock	**	1,352,606
	Danaher Corp	Common Stock	**	1,871,734
	Delta Air Lines Inc	Common Stock	**	5,975,370
	Dexcom Inc	Common Stock	**	2,623,130
	Discover Financial Services	Common Stock	**	2,954,272
	Dollar General Corp	Common Stock	**	1,826,124
	Dr Pepper Snapple Group, Inc.	Common Stock	**	691,296
	Dril-Quip Inc	Common Stock	**	833,323
	DTS Inc	Common Stock	**	1,106,867
	E*Trade Financial Corp	Common Stock	**	638,666
	Eagle Materials Inc	Common Stock	**	1,695,822
	eBay Inc	Common Stock	**	1,011,780
	Ecolab Inc	Common Stock	**	1,621,920
	Edison International	Common Stock	**	2,887,625
	Edwards Lifesciences Corp	Common Stock	**	1,021,760
	Electronic Arts Inc	Common Stock	**	1,323,374
	Ellie Mae, Inc.	Common Stock	**	591,234
	Emerald Oil Inc	Common Stock	**	187,608
	Entergy Corp	Common Stock	**	2,806,720
	Envision Healthcare Holdings, Inc.	Common Stock	**	1,386,257
	Everest Re Group Inc Com	Common Stock	**	2,748,390
	Exelis Inc	Common Stock	**	1,036,369
	Express Scripts Holding Co.	Common Stock	**	2,869,635
	Exxon Mobil Corp	Common Stock	**	3,109,805
	Facebook Inc	Common Stock	**	3,476,904
	Fairchild Semiconductor Intern	Common Stock	**	1,018,820
	FedEx Corp.	Common Stock	**	3,173,080
	Flextronics International Ltd	Common Stock	**	2,730,567
	FMC Corp	Common Stock	**	794,311
	Foot Locker, Inc.	Common Stock	**	2,247,204
	Fortinet Inc	Common Stock	**	1,031,865
	Fox Factory Holding Corp.	Common Stock	**	892,002
	General Dynamics Corp.	Common Stock	**	1,204,515
	Gilead Sciences	Common Stock	**	4,109,603
	Global Payments Inc	Common Stock	**	522,773
	Globe Specialty Metals Inc	Common Stock	**	1,141,960
	GoGo, Inc.	Common Stock	**	1,015,244
	Goldman Sachs Group, Inc. (The)	Common Stock	**	1,496,957
	Google Inc	Common Stock	**	3,230,255
	Google, Inc.	Common Stock	**	3,201,341
	Green Dot Corp	Common Stock	**	495,137
	Halliburton Company	Common Stock	**	947,760
	Harman International Industries	Common Stock	**	1,462,026
	Harsco Corp	Common Stock	**	380,091
	HCA Holdings, Inc.	Common Stock	**	1,945,411
	HCC Insurance Holdings Inc	Common Stock	**	706,048
	Health Net, Inc.	Common Stock	**	949,416
	HeartWare International Inc	Common Stock	**	485,309

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Hilton Worldwide Holdings Inc	Common Stock	**	2,848,212
	Honeywell Intl, Inc.	Common Stock	**	3,026,946
	Horsehead Holding Corp	Common Stock	**	294,802
	Hub Group Inc	Common Stock	**	638,598
	Humana, Inc.	Common Stock	**	2,779,438
	Huntington Bancshares Inc	Common Stock	**	442,575
	Huntington Ingalls Industries Inc	Common Stock	**	1,030,691
	Illumina Inc	Common Stock	**	2,057,977
	Insulet Corp	Common Stock	**	2,785,121
	Integrated Device Technology Inc	Common Stock	**	851,542
	Intel Corp.	Common Stock	**	4,170,492
	International Rectifier Corp	Common Stock	**	994,506
	Intersect ENT, Inc.	Common Stock	**	102,059
	Itron, Inc.	Common Stock	**	1,104,978
	Jabil Circuit, Inc.	Common Stock	**	1,815,648
	Jetblue Airways Corp	Common Stock	**	1,184,361
*	JPMorgan Chase & Co	Common Stock	**	6,936,767
	Kansas City Southern	Common Stock	**	530,477
	Kar Auction Services Inc	Common Stock	**	795,980
	KBR, Inc.	Common Stock	**	215,522
	Kirby Corp	Common Stock	**	476,951
	Kraton Performance Polymers Inc	Common Stock	**	1,396,651
	Lear Corp	Common Stock	**	2,604,140
	LendingClub Corp.	Common Stock	**	142,101
	Lennox International Inc	Common Stock	**	1,989,763
	Leucadia National Corp.	Common Stock	**	683,562
	Lexmark International, Inc.	Common Stock	**	1,244,705
	Lincoln National Corp	Common Stock	**	1,062,270
	LinkedIn Corp	Common Stock	**	2,985,450
	Lions Gate Entertainment Corp	Common Stock	**	1,293,091
	Lockheed Martin Corporation	Common Stock	**	1,121,198
	Lorillard Inc	Common Stock	**	2,655,936
	Louisiana-Pacific Corp.	Common Stock	**	1,611,211
	LPL Financial Holdings Inc	Common Stock	**	592,262
	LyondellBasell Industries NV	Common Stock	**	2,073,813
	Macy’s, Inc.	Common Stock	**	1,957,562
	Marathon Petroleum Corp	Common Stock	**	2,694,216
	MarineMax, Inc.	Common Stock	**	666,874
	Martin Marietta Materials Inc	Common Stock	**	577,418
	MasTec, Inc.	Common Stock	**	496,583
	Mastercard Inc	Common Stock	**	3,290,112
	Maxim Integrated Products Inc	Common Stock	**	922,749
	McDermott International, Inc.	Common Stock	**	374,586
	Mckesson Corp	Common Stock	**	6,311,312
	Mednax Inc	Common Stock	**	1,313,340
	Meritor Inc	Common Stock	**	1,233,934
	MGM Resorts International	Common Stock	**	514,990
	Micron Technology, Inc.	Common Stock	**	1,445,600
	Modine Manufacturing Co.	Common Stock	**	499,438
	Monolithic Power Systems Inc	Common Stock	**	1,914,709
	Monsanto Co	Common Stock	**	3,915,498
	Moody’s Corp.	Common Stock	**	1,889,992

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Morgan Stanley	Common Stock	**	3,274,866
	MRC Global Inc	Common Stock	**	660,556
	Myriad Genetics Inc	Common Stock	**	844,069
	Nabors Industries Ltd	Common Stock	**	278,527
	Nielsen N.V.	Common Stock	**	1,864,512
	Nike Inc	Common Stock	**	3,335,850
	Northrop Grumman Corp	Common Stock	**	2,041,652
	Oil States Intl, Inc.	Common Stock	**	1,969,920
	Omnicare, Inc.	Common Stock	**	2,177,318
	ON Semiconductor Corp	Common Stock	**	712,766
	Packaging Corp of America	Common Stock	**	755,345
	PacWest Bancorp	Common Stock	**	2,381,247
	Pall Corp	Common Stock	**	1,123,078
	Partnerre Ltd	Common Stock	**	1,180,258
	Patterson-UTI Energy, Inc.	Common Stock	**	890,775
	Philip Morris International, Inc.	Common Stock	**	1,443,552
	Pilgrim’s Pride Corp.	Common Stock	**	592,042
	Popular Inc	Common Stock	**	1,268,015
	PPG Industries, Inc.	Common Stock	**	1,653,974
	Precision Castparts Corp	Common Stock	**	2,808,823
	Premiere Global Services Inc	Common Stock	**	975,626
	Priceline Group, Inc.	Common Stock	**	4,094,285
	QLogic Corp.	Common Stock	**	988,640
	Quanta Services Inc	Common Stock	**	769,504
	QuickLogic Corp.	Common Stock	**	754,863
	Quinstreet Inc	Common Stock	**	406,044
*	R.R. Donnelley and Sons Co.	Common Stock	**	33,761,968
	Radian Group, Inc.	Common Stock	**	1,176,021
	Raymond James Financial Inc	Common Stock	**	1,100,679
	Re/Max Holdings Inc	Common Stock	**	16,070
	Reinsurance Group of America Inc	Common Stock	**	1,298,632
	RenaissanceRe Holdings Ltd.	Common Stock	**	1,192,632
	Rex Energy Corp.	Common Stock	**	102,175
	RF Micro Devices Inc	Common Stock	**	3,089,572
	RLJ Lodging Trust	Common Stock	**	778,392
	Rogers Corp	Common Stock	**	1,913,638
	Rovi Corp	Common Stock	**	1,638,194
	Salesforce.Com Inc	Common Stock	**	2,334,056
	SandRidge Energy Inc.	Common Stock	**	137,578
	Sangamo BioSciences, Inc.	Common Stock	**	373,352
	SBA Communications Corp.	Common Stock	**	3,709,949
	SeaChange International	Common Stock	**	276,676
	Select Comfort Corp.	Common Stock	**	1,216,996
	Semtech Corp.	Common Stock	**	451,766
	ServiceNow Inc	Common Stock	**	1,576,692
	Silicon Laboratories Inc	Common Stock	**	402,885
	Silver Spring Networks, Inc.	Common Stock	**	474,017
	Skyworks Solutions Inc	Common Stock	**	2,099,958
	SM Energy Co.	Common Stock	**	943,902
	Southwest Airlines Co	Common Stock	**	2,143,037
	Spirit AeroSystems Holdings, Inc.	Common Stock	**	307,008
	Splunk, Inc.	Common Stock	**	840,697

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Starbucks Corp	Common Stock	**	2,891,120
	Stock Building Supply Holdings, Inc.	Common Stock	**	749,325
	Sunedison Inc	Common Stock	**	840,809
	Superior Energy Services, Inc.	Common Stock	**	288,680
	Synaptics Inc	Common Stock	**	970,368
	Take-Two Interactive Software, Inc.	Common Stock	**	522,567
	Tangoe, Inc.	Common Stock	**	599,304
	Tenneco Inc	Common Stock	**	313,652
	Tesla Motors, Inc.	Common Stock	**	1,381,653
	Tesoro Corp.	Common Stock	**	2,989,800
	Tessera Technologie Inc.	Common Stock	**	1,420,148
	Texas Instruments, Inc.	Common Stock	**	1,743,448
	The Allstate Corp	Common Stock	**	3,176,436
	The Chubb Corporation	Common Stock	**	1,560,457
	The Cooper Cos Inc	Common Stock	**	2,625,974
	The Kroger Co	Common Stock	**	2,693,672
	The Mcgraw-Hill Cos Inc	Common Stock	**	1,321,034
	The Travelers Cos Inc	Common Stock	**	3,194,832
	The Walt Disney Company	Common Stock	**	2,334,540
	Trex Co Inc	Common Stock	**	800,687
	Trinity Industries, Inc.	Common Stock	**	924,756
	Tronox Ltd	Common Stock	**	820,136
	TRW Automotive Holdings Corp.	Common Stock	**	468,332
	Twenty-First Century Fox Inc	Common Stock	**	3,968,194
	Twitter, Inc.	Common Stock	**	884,752
	Tyson Foods, Inc.	Common Stock	**	2,492,880
	Ulta Salon Cosmetics & Fragrance, Inc.	Common Stock	**	2,016,756
	Ultratech Inc	Common Stock	**	1,226,424
	Under Armour, Inc.	Common Stock	**	829,436
	Unilife Corp	Common Stock	**	528,664
	Union Pacific Corp	Common Stock	**	6,701,465
	United Continental Holdings Inc	Common Stock	**	8,332,768
	United States Steel Corp.	Common Stock	**	2,108,587
	United Therapeutics Corp.	Common Stock	**	2,337,459
	UnitedHealth Group, Inc.	Common Stock	**	2,922,620
	Universal Display Corporation	Common Stock	**	620,431
	Unum Group	Common Stock	**	847,656
	Uti Worldwide Inc SHS	Common Stock	**	1,052,494
	Valero Energy Corp.	Common Stock	**	3,010,332
	Vera Bradley Inc	Common Stock	**	309,619
	Verifone Systems Inc	Common Stock	**	486,744
	Vertex Pharmaceuticals, Inc.	Common Stock	**	1,243,007
	Visa Inc	Common Stock	**	6,943,523
	Voya Financial Inc	Common Stock	**	330,174
	W.R. Berkley Corp.	Common Stock	**	1,112,527
	Wabash National Corp	Common Stock	**	1,234,534
	Wabco Holdings Inc	Common Stock	**	947,501
	Waddell & Reed Financial Inc	Common Stock	**	382,417
	Wal-Mart Stores, Inc.	Common Stock	**	1,554,840
	Watsco, Inc.	Common Stock	**	1,297,536
	Web.Com Group Inc	Common Stock	**	339,796
	Western Digital Corp	Common Stock	**	3,136,488

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Western Union Co. (The)	Common Stock	**	1,022,010
	Whirlpool Corp	Common Stock	**	2,875,849
	Whole Foods Market, Inc.	Common Stock	**	1,809,693
	Workday Inc	Common Stock	**	1,608,200
	WPX Energy Inc	Common Stock	**	610,447
	Zoetis Inc	Common Stock	**	1,524,512
	Zynga, Inc.	Common Stock	**	926,316

	U.S. Equity Securities			$519,383,840

	Fixed Income Securities
	PIMCO Asset-Backed Securities Portfolio	Asset-Backed Securities Portfolio	**	$7,822,788
	PIMCO Emerging Markets Portfolio	Emerging Markets Portfolio	**	10,003,269
	PIMCO High Yield Portfolio	High Yield Portfolio	**	6,788,812
	PIMCO International Portfolio	International Portfolio	**	27,998,740
	PIMCO Investment Grade Corporate Portfolio	Investment Grade Corporate Portfolio	**	48,564,950
	PIMCO Mortgage Portfolio	Mortgage Portfolio	**	83,274,481
	PIMCO Municipal Sector Portfolio	Municipal Sector Portfolio	**	3,607,123
	PIMCO Real-Return Portfolio	Real Return Portfolio	**	42,011,125
	PIMCO U.S. Government Sector Portfolio	US Government Sector Portfolio	**	52,628,165

	Fixed Income Securities			$282,699,453

	Mutual Funds
	DFA U.S. Small Cap Value Portfolio	Small Cap Fund	**	$117,301,184
	DWS RREEF Real Estate Securities Fund	Real Estate Investment Trust Fund	**	46,225,349
	PIMCO Funds: All Asset Fund	Diversified Real Asset Fund	**	63,135,331

	Mutual Funds			$226,661,864

	Non-U.S Equity Securities
	Aberdeen Asset Management PLC	Common Stock	**	$162,621
	Acciona SA	Common Stock	**	212,491
	ACS Actividades de Construccion y Servicios SA	Common Stock	**	544,886
	Actelion Ltd	Common Stock	**	488,942
	adidas AG	Common Stock	**	110,984
	Advanced Semiconductor Engineering (ADR)	Common Stock	**	125,716
	Aegon N.V.. New York Registry Shs	Common Stock	**	456,067
	Aegon Nv (AGN)	Common Stock	**	349,546
	Ageas NV	Common Stock	**	83,364
	Agnico Eagle Mines Ltd	Common Stock	**	801,576
	AIR Water Inc NPV	Common Stock	**	127,515
	Airbus Group NV	Common Stock	**	606,873
	Akbank TAS	Common Stock	**	147,492
	Alcatel-Lucent	Common Stock	**	368,474
	Alibaba Group Holding Limited	Common Stock	**	2,382,800
	Amada Co Ltd	Common Stock	**	103,523
	Amadeus IT Holding SA	Common Stock	**	770,641
	Anheuser-Busch InBev NV	Common Stock	**	439,386
	AP Moeller - Maersk A/S A	Common Stock	**	364,953
	AP Moeller - Maersk A/S B	Common Stock	**	1,143,296
	Arm Holdings plc	Common Stock	**	1,754,880
	Asahi Glass Co Ltd	Common Stock	**	203,968

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	ASML Holding NV	Common Stock	**	567,321
	Astellas Pharma Inc	Common Stock	**	1,700,460
	Astrazeneca ORD USD0.25	Common Stock	**	1,619,140
	Astrazeneca Plc-Spons Adr	Common Stock	**	1,131,750
	Atlas Copco AB SER‘A’NPV	Common Stock	**	95,728
	Atlas Copco AB SER‘B’NPV	Common Stock	**	304,194
	Atlas Copco Ab-A Shs	Common Stock	**	73,025
	Autoliv Inc	Common Stock	**	754,293
	Baidu Inc	Common Stock	**	2,797,423
	Banco Bradesco SA	Common Stock	**	42
	Banco de Sabadell SA	Common Stock	**	197,994
	BASF SE	Common Stock	**	620,756
	Bayer AG	Common Stock	**	1,118,281
	Bayer Ag-Sponsored Adr	Common Stock	**	291,161
	Bayerische Motoren Werke Aktiengesellschaft	Common Stock	**	303,514
	Bayerische Motoren Werke-Prf	Common Stock	**	126,449
	Belgacom SA	Common Stock	**	725,454
	Beyerische Motoren Werke AG	Common Stock	**	195,349
	Brother Industries Ltd	Common Stock	**	498,721
	BT Group Ord Gbp0.05	Common Stock	**	946,908
	BT Group plc	Common Stock	**	668,110
	Caesarstone Sdot-Yam Ltd	Common Stock	**	1,753,324
	Canon Inc	Common Stock	**	710,811
	Carlsberg SER‘B’DKK20	Common Stock	**	73,826
	Carnival Plc-Adr	Common Stock	**	598,111
	Catamaran Corp	Common Stock	**	731,514
	Central Japan Railway Company	Common Stock	**	1,071,453
	China Construction Bank Corp	Common Stock	**	236,344
	Chugai Pharmaceutical	Common Stock	**	208,733
	Citizen Holdings Co	Common Stock	**	352,761
	CNP Assurances Eur1	Common Stock	**	300,405
	Commerzbank AG	Common Stock	**	184,586
	Compagnie De Saint Gobain	Common Stock	**	262,377
	Continental AG NPV	Common Stock	**	604,788
	Controladora Vuela Co Avcn SA CV	Common Stock	**	1,333,833
	Credit Agricole SA Eur3	Common Stock	**	320,737
	CSL Ord NPV	Common Stock	**	351,033
	Daicel Corp	Common Stock	**	200,541
	Dai-Ichi Life Insurance Co Ltd	Common Stock	**	1,386,053
	Daiichi Sankyo Company Limited	Common Stock	**	258,385
	Daikin Industries, Ltd	Common Stock	**	649,723
	Daimler AG Ord NPV	Common Stock	**	1,008,314
	Danske Bank A/S	Common Stock	**	598,429
	Delhaize Group SA	Common Stock	**	185,712
	Delphi Automotive PLC	Common Stock	**	442,799
	Delta Lloyd NV	Common Stock	**	434,006
	Deutsche Post AG NPV (REGD)	Common Stock	**	1,165,159
	Diageo Plc-Sponsored Adr	Common Stock	**	1,054,362
	DSV A/S	Common Stock	**	511,643
	E.ON SE	Common Stock	**	58,414
	East Japan Railway Co	Common Stock	**	561,626
	Edenred	Common Stock	**	351,207

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	EDP - Energias de Portugal SA	Common Stock	**	276,169
	Enagas SA	Common Stock	**	366,463
	Enel S.p.A.	Common Stock	**	145,864
	Enel SpA	Common Stock	**	672,301
	Ericsson	Common Stock	**	709,191
	Ericsson SER‘B’ NPV	Common Stock	**	192,542
	Exor SpA Eur1	Common Stock	**	324,616
	Fanuc Corp	Common Stock	**	82,962
	Ferrovial SA	Common Stock	**	541,736
	FleetMatics Group plc	Common Stock	**	1,123,315
	Fortum OYJ	Common Stock	**	677,069
	Friends life Group Ltd	Common Stock	**	402,481
	Fuji Electric Co Ltd	Common Stock	**	169,111
	Fujifilm Holdings Corp	Common Stock	**	1,065,302
	Fujitsu Ltd	Common Stock	**	294,801
	Gas Natural SDG SA	Common Stock	**	608,984
	Gazprom OAO	Common Stock	**	246,611
	Glaxosmithkline Ord Gbp0.25	Common Stock	**	233,315
	Grifols SA	Common Stock	**	56,196
	Grifols SA Eur0.5	Common Stock	**	131,511
	Hankyu Hansin Holdings, Inc.	Common Stock	**	194,368
	Hargreaves Lansdown PLC	Common Stock	**	134,983
	Heidelbergcement AG	Common Stock	**	671,915
	Heineken NV	Common Stock	**	37,121
	HENNES & MAURITZ AB	Common Stock	**	74,510
	Hino Motors, Ltd.	Common Stock	**	93,349
	Hirose Electric Co Ltd	Common Stock	**	58,567
	Hitachi Chemical Co Ltd	Common Stock	**	370,993
	Hitachi High Technologies Corp	Common Stock	**	363,962
	Hitachi NPV	Common Stock	**	329,693
	Hitachi, Ltd	Common Stock	**	182,967
	Hochtief AG	Common Stock	**	87,359
	Honda Motor Co Ltd	Common Stock	**	162,339
	Honda Motor Co Ltd-Spons Adr	Common Stock	**	518,003
	Hoya Corp	Common Stock	**	208,315
	Iberdrola SA	Common Stock	**	1,566,255
	Iberdrola Sa-Sponsored Adr	Common Stock	**	51,703
	Ibiden Co Ltd	Common Stock	**	245,431
	ICICI Bank Ltd	Common Stock	**	21,423
	Idemitsu Kosan Co., Ltd	Common Stock	**	8,311
	Imax Corp	Common Stock	**	859,068
	Indusria de Diseno Textil S.A.	Common Stock	**	335,992
	Industrivarden Ab Ser C NPV	Common Stock	**	176,964
	Industrivarden AB SER‘A’NPV	Common Stock	**	265,199
	INFINEON TECHNOLOG ORD NPV	Common Stock	**	645,132
	Infineon Technologies AG	Common Stock	**	54,290
	ING Groep NV	Common Stock	**	184,428
	Inmarsat plc	Common Stock	**	205,628
	Interoil Corp	Common Stock	**	1,102,301
	Investor AB	Common Stock	**	369,658
	iShares MSCI EAFE Index Fund	Common Stock	**	3,905,532
	Itau Unibanco Holding SA ADR	Common Stock	**	63,084

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Japan Airlines Co Ltd	Common Stock	**	164,719
	Japan Exchange Group Inc	Common Stock	**	438,830
	Jsr Corp	Common Stock	**	521,569
	Kaneka Corporation	Common Stock	**	97,034
	Keio Corp	Common Stock	**	668,159
	Kerry Group ‘A’ Ord Eur0.125	Common Stock	**	509,167
	Keyence Corp	Common Stock	**	179,061
	Kinnevik Investment Ab Sek0.1	Common Stock	**	834,817
	Komtsu Ltd	Common Stock	**	332,695
	Kone Corporation NPV ORD ‘B’	Common Stock	**	126,307
	Konica Minolta Inc	Common Stock	**	468,471
	Koninklijke Ahold N.V.	Common Stock	**	421,376
	Kyocera Corp	Common Stock	**	143,285
	Kyocera Corp -Spons Adr	Common Stock	**	117,326
	Legal & General Group Ord 2.5p	Common Stock	**	332,393
	Legrand Sa	Common Stock	**	87,786
	Liberty Global plc	Common Stock	**	2,968,076
	Lonza Group Ag-Unspon Adr	Common Stock	**	151,241
	MABUCHI MOTOR CO., LTD.	Common Stock	**	137,225
	Magna International Inc	Common Stock	**	2,455,942
	MEDIOBANCA SPA	Common Stock	**	230,342
	Merck KGaA	Common Stock	**	395,406
	Metso OYJ	Common Stock	**	337,887
	Mitsubishi Chemical Holdings Corp	Common Stock	**	411,247
	Mitsubishi Corp	Common Stock	**	660,277
	Mitsubishi Electric Corporation	Common Stock	**	577,414
	Mitsubishi Heavy Ind NPV	Common Stock	**	178,309
	MITSUBISHI MATERIALS CORPORATION	Common Stock	**	100,329
	Mitsubishi UFJ Financial Group Inc	Common Stock	**	380,330
	Mitsubishi UFJ Lease & Finance Co Ltd	Common Stock	**	62,813
	Mitsui & Co Ltd	Common Stock	**	373,658
	MS&AD Insurance Group Holdings Inc	Common Stock	**	95,853
	Ms&Ad Insurance-Unspons Adr	Common Stock	**	54,797
	Murata Manufacturing Co., Ltd.	Common Stock	**	617,279
	NEC Corporation	Common Stock	**	255,489
	Neste Oil Corporation	Common Stock	**	194,703
	Nidec Corporation	Common Stock	**	581,289
	Nippon Express Co Ltd	Common Stock	**	194,102
	Nippon Telegraph & Tele-Adr	Common Stock	**	71,918
	Nippon Yusen Kabushiki Kaisha	Common Stock	**	14,226
	Nissan Motor Co Ltd	Common Stock	**	162,676
	NOK Corp	Common Stock	**	334,179
	Nokia Corp-Spon Adr	Common Stock	**	547,540
	Nokia Oyj	Common Stock	**	1,183,112
	Nomura Holding NPV	Common Stock	**	324,989
	Nordea Bank AB Eur0.39632	Common Stock	**	286,894
	Norsk Hydro ASA	Common Stock	**	327,258
	Novartis AG	Common Stock	**	2,138,683
	Novo Nordisk A/S	Common Stock	**	865,436
	Novo-Nordisk AS DKK1	Common Stock	**	904,522
	Novozymes A/S ADR	Common Stock	**	62,132
	Novozymes A/S SER‘B’DKK2	Common Stock	**	681,769

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	NSK Ltd	Common Stock	**	203,935
	Oji Holdings Corp	Common Stock	**	147,689
	Old Mutual plc Ord	Common Stock	**	526,942
	Olympus Corp	Common Stock	**	273,524
	OMRON Corporation	Common Stock	**	498,731
	Orange SA	Common Stock	**	1,262,916
	Orange-Spon Adr	Common Stock	**	325,261
	Orion Corp Ser B NPV	Common Stock	**	178,979
	ORIX Corp	Common Stock	**	299,111
	Orkla ASA	Common Stock	**	559,294
	Osram Licht AC NPV	Common Stock	**	410,809
	Otsuka Holdings Co Ltd	Common Stock	**	282,934
	Panasonic Corporation	Common Stock	**	381,072
	Pandora A/S DKK1	Common Stock	**	127,886
	Porsche Automobil Holding SE	Common Stock	**	76,897
	Porsche Automobil Holding-Prf	Common Stock	**	397,350
	Qiagen NV	Common Stock	**	495,584
	Ramsay Health Care Limited	Common Stock	**	347,195
	Randstad Hldgs Eur0.1	Common Stock	**	466,072
	Red Electica Corp SA	Common Stock	**	383,785
	Reed Elsevier	Common Stock	**	145,602
	Reed Elsevier NV	Common Stock	**	207,554
	Reed Elsevier plc	Common Stock	**	251,327
	RENAULT SA REGIE NAT	Common Stock	**	80,638
	Rexel SA	Common Stock	**	282,001
	Ricoh Co Ltd	Common Stock	**	154,385
	Ritchie Bros Auctioneers Inc	Common Stock	**	286,572
	Roche Holding AG	Common Stock	**	363,646
	Roche Holding Ag-Genusschein	Common Stock	**	2,515,447
	Roche Holdings Ltd-Spons Adr	Common Stock	**	690,781
	Rohm Co	Common Stock	**	587,796
	Rosneft Ojsc-Reg S Gdr	Common Stock	**	16,951
	Royal Bank of Scot-Spon Adr	Common Stock	**	90,966
	RWE AC NPV	Common Stock	**	225,281
	SAINSBURY(J) ORD GBP0.28571428	Common Stock	**	203,456
	Sandvik AB	Common Stock	**	357,689
	Sanofi EUR2	Common Stock	**	1,471,824
	Sanofi SA	Common Stock	**	747,346
	Santen Pharmaceutical Co Ltd	Common Stock	**	43,060
	SAP SE	Common Stock	**	964,084
	SAP Se-Sponsored Adr	Common Stock	**	79,425
	Sberbank-Sponsored Adr	Common Stock	**	282,553
	Schneider Electric EUR4.00	Common Stock	**	575,396
	Seiko Epson Corp	Common Stock	**	110,095
	Shire plc	Common Stock	**	1,199,717
	Shire plc Ord Gbp0.05	Common Stock	**	1,048,793
	Siemens AG	Common Stock	**	362,082
	Sika Ag-Br	Common Stock	**	296,788
	Skan Enskilda BKN SER‘A’NPV	Common Stock	**	649,294
	Skan Enskilda BKN SER‘C’NPV	Common Stock	**	51,160
	Skanska AB SER‘B’NPV	Common Stock	**	444,925
	Smith & Nephew plc	Common Stock	**	1,409,671

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Snam SpA	Common Stock	**	202,206
	Sojitz Corp	Common Stock	**	223,684
	Sonova Holding AG	Common Stock	**	342,421
	Sony Corp	Common Stock	**	687,264
	Sony Financial Holdings Inc	Common Stock	**	386,924
	Stmicroelectronics Eur1.04	Common Stock	**	761,270
	Stmicroelectronics NV	Common Stock	**	169,437
	Stora Enso OYJ JPB SER‘R’	Common Stock	**	360,362
	Suez Environment Eur4	Common Stock	**	47,415
	Sumimoto Dainippon Pharma Co Ltd	Common Stock	**	52,605
	Sumitomo Chemical	Common Stock	**	286,910
	Sumitomo Corp	Common Stock	**	319,270
	Sumitomo Electric Ind NPV	Common Stock	**	271,876
	Sumitomo Mitsui-Spons Adr	Common Stock	**	191,573
	Suzuken Co Ltd/Aichi Japan	Common Stock	**	227,844
	Suzuki Motor Co NPV	Common Stock	**	160,492
	Swisscom AG	Common Stock	**	822,069
	Sysmex Corp	Common Stock	**	295,944
	T&D Holdings Inc	Common Stock	**	422,099
	Taiheiyo Cement Corp	Common Stock	**	132,424
	Taiwan Semiconductor Manufacturing Co Ltd	Common Stock	**	190,494
	Takeda Pharmaceutical Co Ltd	Common Stock	**	349,159
	Tata Motores Ltd-Spon Adr	Common Stock	**	749,226
	TDC A/S DKK5	Common Stock	**	109,699
	TDK Corp	Common Stock	**	482,476
	Telecom Italia SpA	Common Stock	**	925,884
	Telenet Group Holding NPV	Common Stock	**	141,852
	Terumo Corp	Common Stock	**	247,707
	Teva Pharmaceutical-Sp Adr	Common Stock	**	1,261,689
	The Chugoku Electric Power Co Inc	Common Stock	**	22,345
	The Kansai Electric Power Co Inc	Common Stock	**	56,347
	Thyssenkrupp Ag NPV	Common Stock	**	18,934
	Tobu Railway Co Ltd	Common Stock	**	620,540
	Tokio Marine Holdings -Adr	Common Stock	**	78,218
	Tokio Marine Holdings Inc	Common Stock	**	641,376
	Tokyu Corp	Common Stock	**	710,337
	Toppan Printing Co Ltd	Common Stock	**	268,433
	Toyota Boshoku Corp	Common Stock	**	81,992
	Toyota Industries Corp	Common Stock	**	568,279
	Toyota Motor Corp	Common Stock	**	1,018,590
	Toyota Tsushu Corp	Common Stock	**	429,773
	Turkiye Is Bankasi A.S.	Common Stock	**	335,380
	Ucb S.a.	Common Stock	**	72,694
	Unilever Plc-Sponsored Adr	Common Stock	**	745,941
	United Internet Ag NPV REGD	Common Stock	**	411,151
	United Utilities Group-Adr	Common Stock	**	83,288
	Upm-Kymmene Corp NPV	Common Stock	**	295,620
	Valeo EUR3	Common Stock	**	216,592
	Vallourec SA ADR (Sponsored)	Common Stock	**	74,539
	Vestas Wind Systems A/S ADR	Common Stock	**	123,153
	Vodafone Group plc	Common Stock	**	618,457
	Volkswagen AC NON VTG PRF NPV	Common Stock	**	526,058

RR DONNELLEY SAVINGS PLAN

SCHEDULE H – LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Volkswagen Ag-Spons Adr	Common Stock	**	183,632
	Volvo AB SER‘B’NPV	Common Stock	**	118,936
	Wartsila Oyj Apb	Common Stock	**	830,085
	WPP plc	Common Stock	**	442,780
	Yamaha Corp	Common Stock	**	200,100
	Yamato Holdings Co Ltd	Common Stock	**	111,553
	Yara International ASA	Common Stock	**	100,598
	Yara International-Adr	Common Stock	**	94,916
	Zardoya Otis SA	Common Stock	**	197,933

	Non-U.S Equity Securities			$136,041,912

	Self-Directed Brokerage Account
	Self-managed account	Self Directed Account Value	**	$71,313,591

	Self-Directed Brokerage Account			$71,313,591

				$2,610,246,937

*	Participant Loans	$54,222,760 principal amount, interest rates ranging from 4.0% to 9.5%, due through March 15, 2042	**	$54,222,760

				$2,664,469,697

*	Party-in-interest
**	Investments are participant directed; therefore, historical cost information is not required.

RR DONNELLEY SAVINGS PLAN

SCHEDULE H, LINE 4(A) - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

YEAR ENDED DECEMBER 31, 2014

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan (1)	Contributions not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$419	$—	$419	$—	$—

(1) Amount does not include participant loan repayments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RR DONNELLEY SAVINGS PLAN

By:	/s/ Anne Pease
Name:	Anne Pease
Title:	Applicable Administrative Named Fiduciary by virtue of holding the office of Vice President, Benefits, R. R. Donnelley & Sons Company

Date:	June 29, 2015

RR DONNELLEY SAVINGS PLAN

December 31, 2014

Index to Exhibits

EXHIBIT NUMBER

23.1	Baker Tilly Virchow Krause, LLP Consent of Independent Registered Public Accounting Firm – RR Donnelley Savings Plan as of December 31, 2014.